Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: April 13, 2021

Video Script: Quantum Landscape

Let’s talk about the different hardware implementations of quantum computers, how we benchmark what a “good” quantum computer actually is, and which quantum platforms exist where anyone can access real quantum computing hardware.

And then, together, we’ll walk through a simple program using the IonQ quantum computer on Amazon Braket, one of the available cloud quantum platforms.

To understand what makes some quantum computers more powerful than others, the best place to start is the qubits. Even though a qubit just means a two level system, the physical implementation of the actual physical qubit can be very different depending on the quantum system you’re looking at.

Some qubits are solid state, meaning that they are man-made, synthetic quantum systems, while others are natural and are derived from the world around us.

When the quantum industry was first taking off 5-10 years ago, many companies adopted a qubit approach from an academic setting and invested heavily in R&D. To date, most companies have stuck to their approaches, even though some technologies have proven to be more promising than others. Let’s dive in on a few of these approaches, why they were attractive over the past years, and how they stack up today.

Superconducting Qubits

One hardware implementation for qubits is a superconducting qubit.

Superconducting qubits are created using microfabrication, the same technology used for today’s well known silicon devices. One of the reasons so many companies gravitated to the superconducting qubit approach was the similarity to classical computing and the belief that existing silicon fabrication expertise could be leveraged for building quantum computers.

Superconducting qubits work by circulating small amounts of electrical currents through a loop of superconducting material and are linked together in a circuit using couplers — effectively wires. That means superconducting qubits are built with a specific topology, or connectedness, between the qubits. If we want to run a gate on two qubits far apart from each other and not directly connected, we need to apply SWAP gates to move information around the computer until the two qubits that we want to apply the gate to are next to each other. This is all controlled using electromagnetic pulses.

To maintain their quantum-ness and isolate them from environmental noise, superconducting qubits are operated in a cryogenic environment at near absolute-zero temperatures in a dilution refrigerator.

In summary, superconducting qubits benefit from being synthetic, based on familiar silicon technologies. That said, manufacturing imperfections mean that qubits are not always exactly the same, introducing additional error into the quantum system. The connectivity between qubits is localized, and “hard wired.” Finally, the sheer size of dilution refrigeration and shielding is an additional factor to consider when scaling the technology.

Quantum computing companies working on superconducting qubit approaches include Amazon, IBM, Google, and Rigetti.

Trapped Ions

Trapped ions are another well studied hardware implementation of quantum systems. The qubits for these systems usually consist of atoms that are turned into charged ions with a laser pulse. The charge on the ions allows us to trap them in an electrical field to form a line of qubits, which can be subsequently manipulated and measured with laser beams.

Companies using trapped ion quantum computing approach include IonQ, Honeywell, and Alpine Quantum Technologies (AQT).

The ions are confined in free space and in a vacuum environment by levitating them above a specialized silicon chip. The chip is composed of electrodes that produce an electromagnetic force field. IonQ’s qubits are stored in two particular electronic states of each ion, the same types of states that are also used to define the world’s best atomic clocks. The ions are held nearly stationary through laser-cooling, but the chip and the rest of the system can operate at room temperature, without external refrigeration systems.

Once the ions are trapped, an array of individual laser beams is used to control the quantum system. These lasers take the place of “wires” in a traditional circuit, allowing for all qubits to be fully interconnected without swapping information and without the noise from real wires. Moreover, the laser-defined “wires” are reconfigurable and defined in software, meaning that the same system can be efficiently re-tasked for any application or program.

Since trapped ions are natural atoms, they do not have errors in their manufacturing, like synthetic qubits do. All sources of error in trapped ion systems stem from external classical controls like the laser beams or residual noise on the chip electrodes that traps the ions.

The differences between IonQ’s technology and that of other companies in the trapped ion hardware space lie in IonQ’s processor architecture, system design and implementation, and its strategies to scale.

For example, IonQ is planning on scaling using a hierarchy of two techniques, both invented and developed by IonQ founders over the last 20 years. IonQ plans to shuttle ions between separated zones on a single quantum processor unit (QPU) chip, in a multicore architecture. But at a higher level, IonQ will use photonic interconnects to create a modular architecture between many QPUs, like a data center. This higher level of modular interconnections should retain full connectivity at all scales, which is a unique feature to the IonQ system architecture and will allow IonQ systems to tackle larger problems.

IonQ is not the only company taking the trapped ion approach. Others in the space include Honeywell and AQT.

Honeywell’s systems differ from IonQ systems in that they use an approach where they can only entangle two adjacent ions and then must physically swap and shuttle ions around to create greater entanglement. While this single gate is very high quality, there is time and fidelity overhead for shuttling and swapping. To date IonQ, by comparison, has a “fully connected” system, where it can create entanglement between any two ions in a chain of up to 32 qubits at any time, with no shuttling or swapping.

AQT’s overall approach is very similar to IonQ’s, but they use a different ion, Calcium. Using Calcium results in some additional spectral demands from the control laser when compared to Ytterbium. AQT has made some impressive strides towards miniaturization, with their latest system fitting into two standard server racks.

Photonic Qubits

Another approach is to use photons, light particles, as photonic qubits.

These computers use an optical circuit, based on squeezed light or “single-photon” light pulses, light beam splitters, and photon counters, and work at room temperature. These quantum states of light are controlled by laser pulses. The photons go through beam splitters and phase shifters to perform computations, and the photon counters read out the result.

Photons are cheap to generate, can remain coherent for a long time, and integrate well with recently-developed silicon photonics technology.

That said, while photons are easy to generate, they can also be easily lost, and the quality of the squeeze states can lead to errors in computation. Photonic qubit systems also face the challenge of finding high-quality storage devices for the qubits since photons move at the speed of light—which is hard to contain on a chip! They also have naturally weak gate interactions since photons do not interact with one another easily.

PsiQuantum and Xanadu are both pursuing the photonic qubits approach. PsiQuantum uses photons (so, individual particles of light) as qubits, whereas Xanadu uses a combination of photons and a collective state of many photons (or squeezed state) as the qubits. Both companies use silicon photonics technology to fabricate these on-chip photonic devices.

Majorana/Microsoft

Microsoft has spent the past years pursuing another approach to quantum computing based on Majorana fermions, a theoretical set of particles that are their own antiparticles. In 2018, Microsoft researchers claimed strong experimental evidence in 2018 that they’d created the particle and could leverage it to build a system. The idea was that two Majorana particles, each behaving like a half an electron, could be braided together to make a qubit. Last month, however, Microsoft researchers published an official retraction to their discovery, citing “insufficient scientific rigor”. Microsoft has said they are still confident in the majorana particle topological approach.

Annealers vs Universal

So far, we’ve been discussing universal gate quantum computers. These systems rely on building really reliable qubits where basic quantum circuit operations, or gates, can be put together to create any sequence, running more and more complex algorithms. As we’ve discussed, these systems can be subject to some limitations based on their hardware approaches, but they benefit from being programmable and broadly applicable.

Quantum annealers are more limited in the problems they can efficiently solve, and are mostly used for certain optimization problems. These systems work by setting up a field of qubits that represent a problem, letting them interact with each other, and waiting for them to settle into an “annealed” arrangement where you can read out global maxima and minima.

The D-Wave machine is probably the most famous example of a quantum annealer. It’s built using superconducting qubits, which are actually the same type of qubit used for many of the universal gate quantum computer systems. The difference is in how the superconducting qubits are arranged, their topology, and how they are controlled.

Annealers may be good at solving optimization problems like the traveling salesman problem and even finding the solution to some games! However, while quantum annealers can theoretically run any algorithm you can run on universal gate quantum computers, the role of entanglement is such devices is not clear and they are much less efficient when used outside of their core area of optimization.

Quantum Volume and Algorithmic Qubits

Now, how do we compare these hardware implementations? What makes a collection of qubits useful? Two metrics we can use are Quantum Volume and Algorithmic Qubits.

IBM’s Quantum volume is a single number designed to be more mindful than simple qubit counts for gauging the performance of a quantum computer. It takes into account many features of a quantum computer, including number of qubits, gate and measurement errors, crosstalk, and the topology, or connectivity, of the quantum device. For example, if qubits or their gates are very noisy, it doesn’t matter how many qubits you have. If you have perfect qubits and perfect gates but only 4 qubits, then it’s equally useless.

IonQ has also introduced their own metric to compare quantum computing systems, called Algorithmic Qubits (AQ). It’s defined as the largest number of “useful qubits’ you can deploy for a typical quantum program. It takes into account the number of physical qubits, the average 2-qubit fidelity, which is a measure of how long qubits maintain coherence (or how long it can store quantum information) through a computation, and the error correction overhead needed for the program. IonQ’s next generation system has 32 qubits with 99.9% fidelity, delivering 22 Algorithmic Qubits.

Since no qubits have perfect fidelity and all require error correction, the number of algorithmic qubits will always be fewer than the number of physical qubits.

Now, while the industry is just starting to standardize what defines the “best” quantum computer, what we can all agree on is that just the number of qubits is not the whole story.

Quantum Platforms

Now, let’s take a look at the quantum computing cloud landscape. Today’s cloud platforms are mainly hosted by large tech companies: Amazon, Microsoft, IBM, and Google.

Amazon Braket provides access to three different quantum hardware platforms—IonQ, Rigetti, and D-Wave’s Quantum annealer. Amazon also provides a quantum computing simulator for prototyping small-scale quantum algorithms before running them on actual quantum hardware. The same language can be used for the two universal gate quantum computers, IonQ and Rigetti, and the simulator, which makes it easy to go from prototype to using the two systems. Though Amazon has been working on their own hardware, it’s not available through Braket .

Microsoft Azure recently launched their own quantum cloud platform, with the goal of hardware and software under its quantum development kit solutions. Azure provides access to IonQ and Honeywell, both trapped ion systems, as well as some industry software solutions.

IBM also has their own cloud system, but is only hosting their own chips. For the public, as of April 2021, you have access to a single one-qubit chip, 6 five-qubit chips, and a 15-qubit chip, along with several simulators. As part of the IBM Quantum network, partners can apply for access for up to 27-qubit chips, with a quantum volume of 128.

While Google is building out their own superconducting quantum systems and has released Cirq and Tensorflow quantum to allow the public to start writing code for quantum computers, there’s currently no access to their hardware, or any others, on Google Cloud.

Demo

Today, we’ll use Amazon BraKet to code a simple circuit, a Bell pair, one of the fundamental building blocks of quantum computing, and we’ll run it on the IonQ trapped ion quantum hardware. You can do all of this with a few dollars—thanks to the cloud, there’s no need to have millions of dollars to buy a quantum computer.

First, go to https://aws.amazon.com/braket/ to get into the BraKet platform. From here, if you already have an AWS account you can sign in, or create a new account.

When you log in, you’ll get to this main page here. There are three major sections.

1.	Devices: which is a list of the quantum chips and simulators on which you can run quantum circuits.

2.

Notebooks, the list of instances. These notebook instances spin up cloud resources that come preinstalled with the BraKet developer kit so there’s nothing you need to download or install to use the platform.

3.	And there are tasks, which are the runs and results of the code on the available quantum devices.

Here’s is the code we use for the Bell pair circuit. In the interest of time, I won’t walk through the specific gates we program to run this algorithm, but I have another video on my YouTube channel that can walk you through the code line-by-line.

With the Bell pair coded, we run the circuit, and measure the counts. You can also specify how many shots “or attempts” of the circuit you want to run for the task.

We expect the results to be 50% in the 00 state, and 50% in the 11 state—and here’s a histogram with our results. The results are 46.3% in the 00 state, and 48.6% in the 11 states. So why do we see some measurement in the 01 state and the 10 state? That’s because real quantum computers are not perfect and have errors.

Trajectory and Wrap up

We’re currently in the early days of quantum computing, where error mitigation is key to building useful algorithms. Once the native errors on existing systems are beaten down, the goal is then to build increasingly error corrected quantum computers that can solve some of the most important problems in the world that classical computers just can’t solve, from materials science, machine learning, and optimization.

So hopefully next time you read an article about a breakthrough in quantum computing qubits, you dig a little deeper and ask some more questions—what’s the type of quantum computer? What is the hardware implementation? What are the error rates? How are they connected?

The best part of the quantum computing revolution is that quantum systems like IonQ’s are now available in the cloud, for anyone to use, without having to spend millions of dollars. So don’t take my word for it—log into a quantum cloud platform, and write some code for a real quantum computer!

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.